ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77E

Tax-Advantaged Dividend Income Fund

On August 30, 2010, a derivative complaint was filed in the Superior Court of The Commonwealth of Massachusetts, Suffolk County, on behalf of a purported shareholder of John Hancock Tax- dvantaged Dividend Income Fund, which was like one filed for another John Hancock Fund.

A Joint Motion To Dismiss With Prejudice was filed on February 28, 2011 in the Business Litigation Session of the Superior Court of The Commonwealth of Massachusetts, Suffolk County. On March 1, 2011, the Court granted the Motion to Dismiss with Prejudice.

For the year ended October 31, 2011, the results of operations include non-recurring legal fees and expenses of approximately $133,000 related to this matter, which are included in Professional fees on the Statement of operations. During the period, the Fund recorded reimbursement from its insurance provider of $734,649, which is included in expense reductions on the Statement of operations. This insurance recovery relates to current year expenses as well as approximately $795,000 of non-recurring legal fees and expenses incurred during the year ended October 31, 2010. In addition, for the year ended October 31, 2011, the Fund incurred additional Trustees’ fees of approximately $79,000 related to the matter.